SkyWater Technology, Inc.

2401 East 86th Street

Bloomington, MN 55425

April 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	SkyWater Technology, Inc.

Registration Statement on Form S-1

File No. 333-254580

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SkyWater Technology, Inc. (the “Registrant”) hereby requests that the effective time of the above-referenced registration statement (the “Registration Statement”) be accelerated to 2:00 p.m., Eastern Time, on April 20, 2021, or as soon thereafter on such date as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby requests that it be notified of such effectiveness by a telephone call to Kevin Greenslade of Hogan Lovells US LLP at 703-610-6189 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

SkyWater Technology, Inc.

By:	/s/ Steve Manko
	Name:	Steve Manko
	Title:	Chief Financial Officer

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